UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-43083

PicS N.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Manuel Bandeira, 291

Block A, 2nd floor

São Paulo — SP, 05317-020, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒       Form 40-F: ☐

EXPLANATORY NOTE

PicS N.V. is filing this Amendment No. 1 (this “Amendment”) to its report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on June 3, 2026 (Film No.: 261058720) (the “Original Form 6-K”).

This Amendment is being furnished solely to amend and restate Exhibit 99.4 (Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025) (“Unaudited Interim Financial Statements”) to the Original Form 6-K to correct the breakdown of consumer loan amounts overdue (Note 8.2.2 to the Unaudited Interim Financial Statements), which should be and is now disclosed by delinquency range rather than by maturity date. In the previously furnished Unaudited Interim Financial Statements, we presented the overdue portfolio by maturity date and without a delinquency range breakdown.

Accordingly, an updated version of Exhibit 99.4 has been attached to this Amendment and supersedes the earlier version attached to the Original Form 6-K. No other portions of the Original Form 6-K are being modified.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.4	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025
101.INS	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Linkbase Document.
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2026

PicS N.V.

By:	/s/ Eduardo Chedid Simões
Name:	Eduardo Chedid Simões
Title:	Executive Director and Chief Executive Officer

By:	/s/ Rodrigo Luís Rosa Couto
Name:	Rodrigo Luís Rosa Couto
Title:	Chief Financial Officer

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